UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 11)1

ATRM Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

04964A103
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON Lone Star Value Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,067,885
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,067,885
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,067,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON Lone Star Value Investors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,067,885
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,067,885
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,067,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON Lone Star Value Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,067,885
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,067,885
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,067,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON Jeffrey E. Eberwein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,067,885
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,067,885
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,067,885*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%
14	TYPE OF REPORTING PERSON IN

* Excludes 10,000 shares of unvested restricted stock that were granted to Mr. Eberwein in connection with his service as a director of the Issuer, which do not vest until June 2016.

CUSIP NO. 04964A103

The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned (“Amendment No. 11”).  This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), ATRM Holdings, Inc., a Minnesota corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3050 Echo Lake Avenue, Suite 300, Mahtomedi, Minnesota 55115.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lone Star Value Investors were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,067,885 Shares directly owned by Lone Star Value Investors is approximately $3,619,201, including brokerage commissions, of which 60,588 Shares were acquired from Mr. Eberwein in an internal transfer, 107,297 Shares were acquired pursuant to the conversion of the $500,000 of principal of the convertible promissory note issued to Lone Star Value Investors by the Issuer on April 1, 2014, and 900,000 Shares were acquired pursuant to the Issuer’s Rights Offering (as defined below).

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 2,266,219 Shares outstanding as of September 17, 2015, which is the total number of Shares outstanding following the closing of the Rights Offering, as reported to the Reporting Persons by the Issuer.

A.	Lone Star Value Investors

(a)	As of the close of business on September 17, 2015, Lone Star Value Investors beneficially owned 1,067,885 Shares.

Percentage: Approximately 47.1%

(b)	1. Sole power to vote or direct vote: 1,067,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,067,885
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Investors during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 04964A103

B.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 1,067,885 Shares owned by Lone Star Value Investors.

Percentage: Approximately 47.1%

(b)	1. Sole power to vote or direct vote: 1,067,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,067,885
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lone Star Value Investors during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Lone Star Value Management

(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 1,067,885 Shares owned by Lone Star Value Investors.

Percentage: Approximately 47.1%

(b)	1. Sole power to vote or direct vote: 1,067,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,067,885
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Eberwein

(a)	Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the 1,067,885 Shares owned by Lone Star Value Investors.

Percentage: Approximately 47.1%

(b)	1. Sole power to vote or direct vote: 1,067,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,067,885
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Lone Star Value Investors during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 04964A103

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Issuer distributed to each stockholder of record on July 27, 2015 one non-transferable subscription right for each Share owned by the stockholder, with each subscription right entitling the stockholder to purchase one Share at a price of $3.00 per Share (the “Rights Offering”). On September 16, 2015, Lone Star Value Investors fully exercised the 167,885 subscription rights it received in the Rights Offering, and then exercised its over-subscription privilege to acquire an additional 732,115 Shares, thereby acquiring an aggregate of 900,000 Shares.

CUSIP NO. 04964A103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 18, 2015

LONE STAR VALUE INVESTORS, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

LONE STAR VALUE INVESTORS GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

LONE STAR VALUE MANAGEMENT, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

CUSIP NO. 04964A103

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

LONE STAR VALUE INVESTORS, LP

167,885*	3.0000	09/16/2015
732,115*	3.0000	09/16/2015

* Represents Shares purchased in connection with the Rights Offering.